5/29/16

SI 16003161

SEC Mail Processing Section FEB 26 2016 Washington DC 416

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27250

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2015 (MM/DD/YY) AND ENDING December 31, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MML Investors Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1295 State Street
(No. and Street)

Springfield	MA	01111-0001
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nathan Hall — 413-744-5006 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

One Financial Plaza

755 Main Street	Hartford	CT	06103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

X 32

OATH OR AFFIRMATION

I, Nathan Hall, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MML Investors Services, LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

MARK R. GIEBNER
Notary Public
Commonwealth of Massachusetts
My Commission Expires
May 26, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MML Investors Services, LLC and Subsidiaries

Table of Contents

KPMG LLP
One Financial Plaza
755 Main Street
Hartford, CT 06103

Report of Independent Registered Public Accounting Firm

The Board of Directors and Member of
MML Investors Services, LLC and Subsidiaries:

We have audited the accompanying consolidated statement of financial condition of MML Investors Services, LLC and its subsidiaries as of December 31, 2015, and the related consolidated statements of income, changes in equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MML Investors Services, LLC and subsidiaries as of December 31, 2015, and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's consolidated financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the consolidated financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

KPMG LLP

February 17, 2016

KPMG LLP is a Delaware limited liability partnership, the U.S. member firm of KPMG International Cooperative ("KPMG International"), a Swiss entity.

MML Investors Services, LLC and Subsidiaries

Consolidated Statement of Financial Condition
December 31, 2015
(Dollars in thousands)

Assets	
Cash and cash equivalents	$ 29,560
Cash segregated under federal regulations	971
Receivables from brokers or dealers and clearing organizations	24,035
Receivables from related parties	618
Prepaid expenses and other assets	4,978
Deferred tax assets, net	238
Total assets	$ 60,400
Liabilities and Equity	
Commissions payable	$ 27,723
Payables to related parties	4,675
Accounts payable and accrued expenses	2,156
Taxes payable	1,051
Total liabilities	35,605
Member's equity	65,800
Accumulated deficit	(41,408)
Member's equity	24,392
Noncontrolling interests in subsidiary	403
Total equity	24,795
Total liabilities and equity	$ 60,400

The accompanying notes are an integral part of these consolidated financial statements.

MML Investors Services, LLC and Subsidiaries

Consolidated Statement of Income
For the Year Ended December 31, 2015
(Dollars in thousands)

Revenues	
Commissions	$ 174,395
Trail commissions	91,610
Corporate registered investment advisor income	85,583
Other income	37,123
Total revenues	388,711
Expenses	
Commission expense and distribution support	319,115
Management fees	43,053
General and administrative expenses	7,234
Clearing charges	5,272
Legal and regulatory costs	2,350
Other expenses	181
Total expenses	377,205
Income before income taxes	11,506
Income tax expense	4,067
Consolidated net income	7,439
Less: Net income attributable to noncontrolling interests	560
Net income attributable to controlling interests	$ 6,879

The accompanying notes are an integral part of these consolidated financial statements.

MML Investors Services, LLC and Subsidiaries

Consolidated Statement of Changes in Equity
For the Year Ended December 31, 2015
(Dollars in thousands)

	Member's Equity			
	Member's Equity	**Accumulated Deficit**	**Non-controlling Interests**	**Total Equity**
Balances at December 31, 2014	$ 75,800	$ (48,287)	$ 507	$ 28,020
Contributions	--	--	91	91
Distributions	--	--	(755)	(755)
Return of Capital	(10,000)	--	--	(10,000)
Net income	--	6,879	560	7,439
Balances at December 31, 2015	$ 65,800	$ (41,408)	$ 403	$ 24,795

The accompanying notes are an integral part of these consolidated financial statements.

MML Investors Services, LLC and Subsidiaries

Consolidated Statement of Cash Flows
For the Year Ended December 31, 2015
(Dollars in thousands)

Cash flows from operating activities:	
Consolidated net income	$ 7,439
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation of furniture and equipment	27
Deferred taxes, net	316
Changes in operating assets and liabilities:	
Receivables from brokers or dealers	(449)
Prepaid expenses and other assets	(321)
Current taxes payable	1,522
Commissions payable	657
Payables (receivables) to related parties, net	(239)
Accounts payable and accrued expenses	(637)
Net cash provided by operating activities	8,315
Cash flows from investing activities:	
Purchases of fixed assets	(11)
Cash flows from financing activities:	
Net distributions to noncontrolling interests	(664)
Return of capital to parent	(10,000)
Net cash used in financing activities	(10,664)
Net decrease in cash and cash equivalents	(2,360)
Cash and cash equivalents, beginning of year	31,920
Cash and cash equivalents, end of year	$ 29,560
Supplemental cash flow information:	
Income tax payments, net of income tax receipts	$ 2,230

The accompanying notes are an integral part of these consolidated financial statements.

(1) Organization

MML Investors Services, LLC ("MMLIS") is an indirect wholly-owned subsidiary of Massachusetts Mutual Life Insurance Company ("MassMutual" or "Parent"). MMLIS is the retail broker-dealer for MassMutual's career agency system and offers a wide variety of investment products and services through MassMutual agents, including open-end mutual funds, fee-based investment advisory programs, limited partnerships, variable insurance products, unit investment trusts, and general securities.

MMLIS is registered as a broker-dealer and investment adviser with the Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority, LLC ("FINRA"), and is licensed as a broker-dealer in all 50 states, Puerto Rico and the District of Columbia.

MMLIS is the parent company of MML Insurance Agency, LLC ("MMLIA"). MMLIA enables MassMutual agents to sell non-MassMutual insurance products and conducts business in all 50 states, Puerto Rico, and the District of Columbia.

MMLIS has a controlling interest in MMLISI Financial Alliances, LLC ("MFA"). MFA is a Delaware Series limited liability company formed to facilitate referrals made by certain professional firms to MMLIS, MMLIA, and MassMutual, for products and services. MFA is registered with the SEC as an investment adviser and is licensed as an insurance agency in 49 states, Puerto Rico and the District of Columbia. Through its Series B ownership position, MMLIS maintains a 51% controlling interest in MFA. The Series A members, comprised of professional firms, hold a 49% noncontrolling interest in MFA.

MMLIS and MMLIA are organized as limited liability companies pursuant to the Massachusetts Limited Liability Act. The sole member of MMLIS is MassMutual Holding LLC, whose sole member is MassMutual. For federal and most state tax purposes, MMLIS and MMLIA are treated as single member limited liability companies disregarded as separate entities from their sole owners (see Note 9). MMLIS, MMLIA, and MFA are collectively referred to herein as the "Company."

(2) Summary of Significant Accounting Policies

The significant accounting policies are as follows:

Basis of Presentation and Principles of Consolidation

The consolidated financial statements include the accounts of MMLIS as well as MMLIA and MFA. MMLIS consolidates entities over which it exercises control and has a greater than 50% ownership interest. Noncontrolling interests in MFA are reported separately on the Consolidated Statement of Financial Condition ("Statement of Financial Condition") and the Consolidated Statement of Income ("Statement of Income"). The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). All material intercompany accounts and transactions have been eliminated.

The preparation of financial statements in conformity with GAAP requires the use of estimates. Accordingly, certain amounts in these financial statements contain estimates made by management. Actual amounts could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts, which may exceed federally insured limits. The Company has not experienced any losses on such accounts. Cash segregated under federal regulations includes funds held in a separate bank account for the exclusive benefit of MMLIS customers, in accordance with Rule 15c3-3 of the SEC (see Note 4).

Revenue Recognition and Related Expense

Commission revenue from mutual funds, annuities, and other securities transactions, as well as related commission and clearing expenses, are recorded on a trade date basis as securities transactions occur. Commission revenue is primarily earned based upon a percentage of the related sales, payment of which is generally received either on a weekly or a monthly basis. Corporate registered investment advisor ("CRIA") revenue and Trail commission revenue, which represents asset-based 12b-1 service fees paid to MMLIS by open-end mutual fund companies, and related commission expenses are recognized as the revenue is earned. CRIA and Trail commission revenues are determined based upon a percentage of assets under management, payment of which is generally received on a quarterly basis. The Company estimates its accruals for revenues earned based upon the volume of transactions, cash receipts, or assets under management in current and prior periods, as applicable. Commissions payable is accrued concurrently using the actual payout rate. Commission, Trail, and CRIA revenue are referred to collectively as Gross Dealer Concessions ("GDC") and the expenses related to these revenues are included in Commission expense and distribution support on the Statement of Income.

For securities held in brokerage accounts, the Company uses National Financial Services, LLC as clearing agent to process customer trades.

Distribution fees, which do not have a related commission expense, are recognized in the period in which the services are performed and are included in Other income on the Statement of Income. The related expenses being reimbursed through these distribution fees are reported in the respective expense line items to which they pertain. (See Note 3).

(Dollars in thousands)

Fair Value of Financial Instruments

The reported carrying value of financial instruments, including cash equivalents, receivables, and payables, approximate their fair values because of the short maturities of these assets and liabilities, with the exception of our fixed payment General Agent Continuing Commission Program, which has a longer maturity and is valued using a discounted cash flow method.

General Agent Continuing Commission Program

The Company has a General Agent Continuing Commission program that facilitates the allocation of future commissions from GDC between a General Agent ("the Former GA") and their successor (the "Successor GA") where certain requirements, primarily related to age and years of service, have been satisfied. These commission payments to the Former GA represent their participation in the GA commission overrides generated from commissions earned by the agents within the agency. The role of MMLIS is to process future GDC generated by the agency and distribute to the Former and Successor GAs. Effective December 30, 2010, this program was frozen and no additional General Agents will become eligible for the program. General Agents who are currently receiving payments under this program will continue to receive payments if any future commission overrides are generated.

In 2006, MMLIS committed to making fixed commission payments to certain Former GAs. In 2015, the Company paid $176 to these Former GAs. The present value of the remaining liability is $232 at December 31, 2015. The obligations for these payments, which expire in July 2017, are recorded as Commissions payable on the Statement of Financial Condition.

Income Taxes

Income taxes payable are based upon the Company's best estimate of its current and deferred tax liabilities. Deferred income taxes are provided for temporary differences that exist between financial reporting and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company's temporary differences primarily include accrued liabilities and prepaid expenses. The effective tax rate is different from the prevailing corporate U.S. federal tax rate primarily due to permanent differences caused by items such as state taxes.

Errors and Omissions Claims/Recoveries

The Company records costs associated with errors and omissions claims as incurred. Recovery of such costs may be received from registered representatives, MassMutual general agents, or from errors & omissions insurance. In 2015, there were $305 of recovered costs.

(Dollars in thousands)

New Accounting Pronouncements

In February 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Update (ASU) No. 2015-02, *"Consolidation (Topic 810): Amendments to the Consolidation Analysis,"* which is effective for fiscal years beginning after December 15, 2015. All legal entities are subject to reevaluation under the revised consolidation model. This ASU focuses on the consolidation evaluation and simplifies consolidation accounting by reducing the number of consolidation models. It modifies the evaluation of whether limited partnerships and similar legal entities are variable interest entities (VIEs) or voting interest entities (VoIEs), eliminates the presumption that a general partner should consolidate a limited partnership and similar entities, and provides a scope exception from consolidation guidance for reporting entities with interests in certain money market funds. The adoption of this guidance will not have a significant impact on the Company's consolidated financial statements, other than potentially requiring additional disclosures.

In August 2014, the FASB issued ASU No. 2014-15, *"Presentation of Financial Statements - Going Concern (Subtopic 205-40) Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern,"* which is effective for fiscal years beginning after December 15, 2016. Early adoption is permitted. This ASU requires management of an entity to evaluate whether there is substantial doubt about the entity's ability to continue as a going concern and, if so, disclose that fact. It also defines substantial doubt as being when it is probable that the entity will be unable to meet its obligations as they become due within one year of the date the financial statements are issued or available to be issued. When making this assessment, management is required to consider relevant conditions or events that are known or reasonably knowable and to evaluate and disclose whether its plans alleviate that doubt. The Company does not anticipate there will be an impact to its consolidated financial results as a result of this ASU.

In May 2014, the FASB issued ASU No. 2014-09, *"Revenue from Contracts with Customers,"* jointly with the IASB. The original effective date of this ASU was January 1, 2017 and prohibited early adoption. In August 2015, the FASB issued ASU 2015-14, which defers the effective date to fiscal years beginning after December 15, 2017, but allows early adoption as of the original effective date. This ASU establishes the core principle that an entity should recognize revenue based on the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. It requires the Company to use either full retrospective or modified retrospective application upon adoption. The Company is assessing the impact to its consolidated financial results.

(Dollars in thousands)

(3) Related Party Transactions and Agreements

Through distribution agreements, MMLIS is either the retail distributor or the principal underwriter of certain variable life insurance policies and variable annuity contracts issued by MassMutual and its indirect wholly-owned subsidiaries C.M. Life Insurance Company ("C.M. Life") and MML Bay State Life Insurance Company ("MML Bay State"). In addition, MMLIS is the sub-distributor of the MassMutual Premier Funds and MassMutual Select Funds (the "MassMutual Funds") and is placement agent for certain unregistered private placement life insurance and annuity contracts issued by MassMutual. MassMutual agents who are MMLIS registered representatives sell these above referenced policies, contracts, funds, and private placements for which they receive commissions. MMLIS has recognized $78,854 of commission and trail commission revenue from MassMutual, C.M. Life, and MML Bay State, and the related commission expense, in 2015.

MMLIS provides broker-dealer and distribution services to MassMutual's Retirement Services Division ("RS") for its Individual Retirement Account (MMIRA) Program, for which MMLIS earned $432 in commissions in 2015. MMLIS pays distribution support to MassMutual equal to the MMIRA Program fee income.

In accordance with the terms of MMLIS's agreement with MassMutual for the distribution and servicing of RS's registered 401(k) retirement products, MMLIS earned $6,122 in commission and trail revenue in 2015 and incurred distribution support costs equal to these revenues that are payable to MassMutual.

Pursuant to the distribution and servicing agreements noted above with MassMutual, C.M. Life, and MML Bay State, MMLIS is compensated for distribution and underwriting services. These reimbursements are included in Other income on the Statement of Income. MMLIS earned $7,236 in such distribution fees collectively from MassMutual, C.M. Life, and MML Bay State in 2015.

MMLIS has a selling agreement with its affiliate OppenheimerFunds Distributors, LLC ("OFDI") for the distribution of the OppenheimerFunds, a family of open-end mutual funds and 529 plans. Under the terms of the selling agreement, MMLIS earned $13,783 in 2015 in commissions and service fees from OFDI. The commissions are paid in accordance with the terms of the prospectuses of the individual funds. In addition, the Company earned $915 in 2015 from OFDI for marketing, distribution assistance, and conference support, which is included in Other income on the Statement of Income.

MMLIS receives trail commissions from OFDI as a result of client investment selections that are available in RS retirement products purchased in connection with IRA rollovers. In 2015, MMLIS recorded $2,182 of commission revenues related to these funds and paid distribution support costs equal to these revenues to MassMutual.

MMLIS has an agreement with MassMutual Trust Company, FSB ("MMTC"), a wholly-owned subsidiary of MassMutual, for the solicitation and referral of trust fiduciary services. Under the terms of the agreement, MMLIS earned $6,128 in referral fees from client assets invested through MMTC, which are included in Other income on the Statement of Income.

All employees of the Company are direct employees of MassMutual. Employee related costs are charged to the Company as part of Management fee expense, in accordance with an intercompany service agreement with MassMutual. For purposes of disclosure within these statements, MassMutual employees who perform work for the Company are referred to as MMLIS employees.

MMLIS's eligible employees and retirees are covered by MassMutual's employees' benefit plans, which provide benefits for certain of its active and retired employees. These benefit plans include funded and unfunded non-contributory defined benefit pension plans, funded (qualified 401(k) thrift savings) defined contribution plans, disability plan, and life and health insurance that is provided through group insurance contracts, some of which are issued by MassMutual. These plans comply with the requirements established by the Employee Retirement Income Security Act of 1974 ("ERISA"). As the plan's sponsor, MassMutual retains the liabilities. MMLIS funds the costs of these plans as they are incurred, which are settled on a monthly basis.

Applicable information regarding the actuarial present value of vested and non-vested accumulated plan benefits and the net assets of the plan available for benefits is omitted, as the information is not separately available for the Company's participation in the pension plan.

In addition, MassMutual provides certain life insurance and healthcare benefits (other post-retirement benefits) that cover MMLIS's eligible retired employees and their beneficiaries and covered dependents. The healthcare plan is contributory; a portion of the basic life insurance plan is noncontributory. These benefits are funded by MassMutual as the benefits are provided to the participants.

Effective January 1, 2016, MassMutual will no longer provide company-sponsored medical coverage to covered retirees through the self-insured medical options. Instead, MassMutual will provide access to health insurance coverage of covered retirees and their dependents through a private insurance marketplace, along with a company-funded health reimbursement account.

MassMutual provides retiree life insurance coverage for the Company's eligible employees, who as of January 1, 2010, were age 50 with at least 10 years of service or had attained 75 points, generally age plus service, with a minimum of 10 years of service.

(Dollars in thousands)

The Company has service agreements with MassMutual that provide for the performance by MassMutual of certain services for the Company including, but not limited to, information systems, benefit plan administration, payroll, legal, compliance, licensing, cash management, and other general corporate services. The management fee under these service agreements for 2015 was $43,053. In addition, the Company incurred $580 of rent expense in 2015 for the use of MassMutual office space. While management believes that these fees are calculated on a reasonable basis, they may not be indicative of the costs that would have been incurred on a stand-alone basis.

Components of Management fee expense as of December 31, 2015 are as follows:

Compensation and benefits	$	17,146
Computer services		11,978
Compliance		7,771
Legal		2,459
Other corporate expenses		3,699
Management fees	$	43,053

MMLIS provides services to MML Strategic Distributors, LLC ("MSD"), a subsidiary of MassMutual, and MMLD including, but not limited to, accounting, and other general corporate services. Under the service agreements, MSD and MMLD pay management fees to MMLIS for these services. The management fees for 2015 were $66 and $97 for MSD and MMLD, respectively, and are included in Other income on the Statement of Income.

Receivables and Payables to Related Parties

Receivables from related parties consist of the following as of December 31, 2015:

Referral fees due from MM Trust Company	$	553
Referral fees due from MassMutual		44
Management fees due from MMLD		8
Management fees due from MSD		6
Interest income due from MassMutual		7
Receivables from related parties	$	618

In addition, commissions and trails receivable from related parties of $2,415 are included in Receivables from brokers or dealers on the Statement of Financial Condition.

(Dollars in thousands)

Payables to related parties consist of the following as of December 31, 2015:

Management fees	$	3,986
Distribution support		677
Other due to MassMutual		12
Payables to related parties	$	4,675

Related party receivables and payables are reviewed monthly. Certain management fees are net settled against distribution fees in the current month. All other intercompany balances are generally settled in the following month.

The Company reviews current and future capital needs with its parent on at least an annual basis to ensure that adequate capital is maintained.

(4) Customer Protection Reserve under SEC Rule 15c3-3

As a fully computing broker-dealer registered with the SEC, MMLIS is subject to the SEC's Customer Protection rule ("Rule 15c3-3") and is required to maintain a separate bank account designated as "Special Account for the Exclusive Benefit of Customers of MML Investors Services, LLC" for customer funds received. As of December 31, 2015, the balance in this account totaled $971, which is in excess of the required balance, and is included in Cash segregated under federal regulations on the Statement of Financial Condition.

(5) Net Capital Requirements

As a broker-dealer, MMLIS is subject to the SEC's uniform net capital rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the net capital ratio (ratio of "aggregate indebtedness" to "net capital", as those items are defined), shall not exceed 15 to 1 and also provides that equity capital may not be withdrawn or cash dividends paid if the net capital ratio would exceed 10 to 1. In addition, in accordance with FINRA Rule 4110, equity capital may not be withdrawn for a period of one year after a contribution is made, unless otherwise permitted by FINRA, nor may a dividend be paid in any rolling 35-calendar-day period that would exceed 10 percent of excess net capital. At December 31, 2015, the Company had net capital of $17,924, which was $15,570 in excess of its required net capital of $2,354. The Company's ratio of aggregate indebtedness to net capital was 1.97 to 1.

Certain net assets of MMLIA are included as allowable capital in the consolidated computation of MMLIS's net capital since these assets of the wholly owned subsidiary are readily available for the protection of the Company's customers, broker-dealers, and other creditors, as permitted by SEC Rule 15c3-1.

(Dollars in thousands)

MFA is accounted for using the equity method of accounting for the purpose of filing MMLIS's FOCUS Report with FINRA, in accordance with FINRA regulations, and is included as a non-allowable asset in the computation of the Company's net capital.

The following is a summary of certain financial information for MFA that is not included in MMLIS's net capital computation in its FOCUS Report as of December 31, 2015:

	MFA
Assets	$ 547
Liabilities	$ 68
Equity	$ 479

(6) Litigation, Regulatory Inquiries, Commitments and Contingencies

The Company is involved in litigation arising in and out of the normal course of business, including, but not limited to, alleged registered representative misconduct, which seeks both compensatory and punitive damages. The Company is, from time to time, also involved in regulatory investigations, inquiries, and internal reviews, certain of which are ongoing. In all such regulatory matters, the Company has and is cooperating fully with the applicable regulatory agency or self-regulatory organization.

As of December 31, 2015, the Company has $415 included in Accounts payable and accrued expenses on the Statement of Financial Condition for unsettled legal matters.

In the normal course of business, the Company indemnifies and guarantees clearing agents against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. Pursuant to the terms of the agreements between the Company and the clearing agents, the clearing agents have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that since it only trades with customer invested funds, that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications as of December 31, 2015. In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

(7) Broker's Bond

The Company carries a broker's blanket fidelity bond in the amount of $2,000. In addition, the Company is afforded additional coverage under the MassMutual Corporate Fidelity Bond Program in the amount of $110,000.

(8) Deferred and Incentive Compensation Plans

Nonqualified deferred compensation plans (unfunded defined contribution plans) are offered by MassMutual allowing certain executives to elect to defer a portion of their compensation.

Key employees of the Company are eligible to participate in a long-term incentive compensation plan sponsored by MassMutual. An individual employee's participation may vary from one cycle to the next based on performance, impact on organization and relative contribution. Awards vest over three years, at which time they are paid in cash, and are subject to forfeiture in the event of termination prior to vesting (other than retirement, death, disability or job elimination).

A short-term incentive compensation plan exists that is offered to substantially all employees not covered by another incentive plan. Employees are eligible for an annual bonus based upon certain factors, including individual and company performance.

MMLIS records the costs of these plans as they are incurred on a monthly basis, which are included in Management fees on the Statement of Income. The costs associated with these plans are settled on an annual basis, or such other time after payment is made to the employees.

(9) Income Taxes

The Company is included in a consolidated U.S. federal income tax return with MassMutual and its eligible U.S. subsidiaries. The Company also files income tax returns in various states. MassMutual, and its eligible subsidiaries and certain affiliates (the "Parties"), including the Company, have executed and are subject to a written tax allocation agreement (the "Agreement"). The Agreement sets forth the manner in which the total combined federal income tax is allocated among the Parties. The Agreement provides the Company with the enforceable right to recoup federal income taxes paid in prior years in the event of future net losses that it may incur. Further, the Agreement provides the Company with the enforceable right to utilize its net losses carried forward as an offset to future net income subject to federal income taxes.

Allocated taxes are calculated and paid on a quarterly basis. During the year ended December 31, 2015, the Company made income tax payments to MassMutual in the amount of $2,140, in accordance with the provisions of the Agreement.

The Internal Revenue Service ("IRS") has completed its examination of the years 2010 and prior. The IRS is currently auditing the tax years 2011 through 2013. The Company does not expect a material change in its financial position or liquidity as a result of this audit.

Companies generally are required to disclose unrecognized tax benefits, which are the tax effect of positions taken on their tax returns which may be challenged by the various taxing authorities, in order to provide users of financial statements more information regarding potential liabilities. Management has determined that no reserves for material uncertain tax positions are required at December 31, 2015.

(Dollars in thousands)

The components of income taxes included in the Statement of Income for the year ended December 31, 2015 are as follows:

Income tax expense:	
Current:	
Federal	$ 3,489
State and other	262
Total current	3,751
Deferred:	
Federal	304
State	12
Total deferred	316
Total income tax expense	$ 4,067

The tax effects of temporary differences that give rise to significant portions of the deferred tax liabilities and deferred tax assets as of December 31, 2015 are as follows:

Deferred tax assets:	
Compensation and legal accruals	$ 588
Other	2
Total deferred tax assets	590
Deferred tax liabilities:	
Fixed assets	10
Prepaid expenses	342
Total deferred tax liabilities	352
Net deferred tax asset	$ 238

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the amount of taxes paid in prior years, scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in this assessment. The Company has established valuation allowances when it is more likely than not that deferred tax assets will not be realized.

(Dollars in thousands)

A reconciliation of the differences between the income tax expense and the amount computed by applying the prevailing corporate U.S. federal tax rate to pre-tax income for the year ended December 31, 2015 is as follows:

	Amount	Percent
Expense for income taxes at the U.S. federal rate	$ 4,027	35.0%
State tax, net of federal expense	187	1.6%
Non-controlling interest	(196)	(1.7)%
Other	49	0.4%
Income tax expense	$ 4,067	35.3%

Excluding the effect of noncontrolling interest the effective tax rate for the Company's controlling interest is 37.2%.

(10) Subsequent Events

The Company has evaluated subsequent events through February 17, 2016, the date the financial statements were available to be issued. No events have occurred subsequent to the balance sheet date and before the date of evaluation that would require recognition or disclosure.

MML Investors Services, LLC and Subsidiaries **Schedule I**

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2015
(Dollars in thousands)

		Additional Information
Net Capital Requirement		
Total member's equity		$ 24,795
Plus allowable assets of MMLIA		5,935
Total capital		30,730
Less nonallowable assets:		
Investment in subsidiaries	$ 6,851	
Receivables from brokers or dealers	2,923	
Receivable from affiliates	805	
Prepaid expenses, other assets and cash on deposit with FINRA	1,829	12,408
Net capital before specific reduction in the market value of securities and other deductions		18,322
Less fidelity bond excess deductible		300
Less securities haircuts pursuant to Rule 15c3-1		89
Less present value adjustment on long-term GA commission liability and other deductions		9
Net capital		$ 17,924
Aggregate Indebtedness		
Total liabilities included in statement of financial condition		$ 35,605
Plus present value adjustment on long-term GA commission liability		9
Less liabilities of consolidated subsidiaries (net of intercompany balances with parent of $8)		(310)
Aggregate indebtedness		$ 35,304
Minimum net capital required to be maintained (Greater of $250 or 6-2/3% of $35,304)		2,354
Net capital in excess of minimum requirements		$ 15,570
Ratio of aggregate indebtedness to net capital		1.97 to 1

See accompanying report of independent registered public accounting firm.

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5: Reconciliation of FOCUS Report

No material differences exist between the amounts appearing above and the computation reported by MML Investors Services, LLC in Part II-A of the unaudited FOCUS Report on Form X-17A-5 as of December 31, 2015.

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission December 31, 2015
(Dollars in thousands)

	Additional Information
Credit Balances	
Total credit items	$ 97
Debit Balances	
Gross debit items	$ --
Less 1 percent charge	--
Total debit items	$ --
Reserve Computation	
Excess of total credits over total debits	$ 97
Amount held on deposit in Reserve Bank Account	971
Required deposit	None

See accompanying report of independent registered public accounting firm.

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5: Reconciliation of FOCUS Report

No material differences exist between the amounts appearing above and the computation reported by MML Investors Services, LLC in Part II-A of the unaudited FOCUS Report on Form X-17A-5 as of December 31, 2015.

Information Relating to Possession or Control Requirements
Pursuant to Rule 15c3-3
of the Securities and Exchange Commission
December 31, 2015
(Dollars in thousands)

	Additional Information
1. Customers' fully paid and excess margin securities not in MMLIS' possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3):	$ --
A. Number of items	--
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3:	$ --
A. Number of items	--

See accompanying report of independent registered public accounting firm.

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5: Reconciliation of FOCUS Report

No material differences exist between the amounts appearing above and the computation reported by MML Investors Services, LLC in Part II-A of the unaudited FOCUS Report on Form X-17A-5 as of December 31, 2015.

KPMG LLP
One Financial Plaza
755 Main Street
Hartford, CT 06103

Report of Independent Registered Public Accounting Firm

The Board of Directors and Member of
MML Investors Services, LLC:

We have examined the statements made by MML Investors Services, LLC (the Company), included in the accompanying Compliance Report, that (1) the Company's internal control over compliance was effective during the most recent fiscal year ended December 31, 2015; (2) the Company's internal control over compliance was effective as of December 31, 2015; (3) the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2015; and (4) the information used to state that the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records. The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. § 240.15c3-3 will be prevented or detected on a timely basis. Our responsibility is to express an opinion on the Company's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether the Company's internal control over compliance was effective as of and during the most recent fiscal year ended December 31, 2015; the Company complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2015; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2015 was derived from the Company's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating the Company's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, MML Investors Services, LLC statements referred to above are fairly stated, in all material respects.

KPMG LLP

February 17, 2016

KPMG LLP is a Delaware limited liability partnership, the U.S. member firm of KPMG International Cooperative ("KPMG International"), a Swiss entity.

MML Investors Services, LLC
(SEC File Number 8-27250)

Compliance Report

MML Investors Services, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 240.17a-5(d)(1) and (3), the Company states the following:

1) The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5.

2) The Company's Internal Control Over Compliance was effective during the most recent fiscal year ended December 31, 2015.

3) The Company's Internal Control Over Compliance was effective as of the end of the most recent fiscal year ended December 31, 2015.

4) The Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended December 31, 2015; and

5) The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books & records of the Company.

MML Investors Services, LLC

I, Nathan Hall, affirm that, to my best knowledge and belief, this Compliance Report is true and correct.

Nathan Hall
Chief Financial Officer

February 17, 2016

17a-5(d)(3)(ii): "The term *Internal Control Over Compliance* means internal controls that have the objective of providing the broker or dealer with reasonable assurance that non-compliance with §240.15c3-1, §240.15c3-3, §240.17a-13, or any rule of the designated examining authority of the broker or dealer that requires account statements to be sent to the customers of the broker or dealer (an "Account Statement Rule") will be prevented or detected on a timely basis."